Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Amendment 2 to the Registration Statement on Form S-1 of our audit report dated March 6, 2026, with respect to the balance sheet of Texas Ventures Acquisition IV Corp. as of December 31, 2025, and the related statements of operations, changes in shareholder’s equity, and cash flows for the period from October 9, 2025 (inception) to December 31, 2025, and the related notes to the financial statements. Our report relating to those financial statements includes an emphasis of matter paragraph regarding substantial doubt as to Texas Ventures Acquisition IV Corp.’s ability to continue as a going concern.

We also consent to the reference to our firm under the heading “Experts” in such registration statement.

Fruci & Associates II, PLLC – PCAOB ID #05525

Spokane, Washington

June 9, 2026